

January 28, 2021

Berndt Modig
Chief Executive Officer
Pharvaris, B.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands

> **Re: Pharvaris, B.V.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 22, 2021**
> **File No. 333-252157**

Dear Mr. Modig:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

Material United States and Dutch Income Tax Considerations, page 177

1. We note your revised disclosure and your response to comment 5. It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Alternatively, please file an opinion that addresses U.S. tax matters. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

You may contact Julie Sherman at 202-551-3640 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson, Esq.